Dear Mr. Eisenstein - attached below, please find a cover letter and marked word copy of the Minnesota Life Application for an Order of Exemption, file number 812-13365. This is marked to show changes in response to your telephone conversation with me on 7/23 and 7/25. It is only a draft of the first amended copy. I will have a paper copy of this delivered to your office in the next day or two, but wanted to give you an opportunity to start reviewing the response to ensure that it addressed your issues. The registration statement will follow separately as that requires some additional edits.

Please advise if these responses are adequate. If they are ok, I would also like to request that you consider the possibility of allowing for an expedited notice period, given the circumstances. I understand there is some precedent for expedited notice periods.

Thank you for your assistance.

Michael P. Boyle
Senior Counsel
Minnesota Life Insurance Company
Securian Trust Company, N.A.
400 Robert St. North
St. Paul, MN  55101
ph:  651-665-3708
fax: 651-665-3853